BUSINESS CODE OF CONDUCT

Business Code of Conduct

BUSINESS CODE OF CONDUCT Table of Contents

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Business Code of Conduct

INTRODUCTION

Enerflex Ltd. ("Enerflex" or the "Corporation") is committed to conducting its business and affairs to the highest standards of ethical business practice and conduct. The purpose of this Business Code of Conduct (the "Code") is to identify the specific standards of ethical business practice and conduct expected of our people in each country Enerflex and its subsidiaries does business.

This Code does not cover every situation or action that you may encounter. Should you have any doubt about the correct legal or ethical action in a given situation you should seek guidance from your supervisor, a member of senior management or a member of the Legal Department.

Who Must Follow the Code

This Code applies to all directors, officers, employees, and independent contractors of Enerflex and its subsidiaries, and is addressed to each such person individually. For the purposes of this Code, any reference to "Enerflex" or the "Corporation" includes Enerflex and its subsidiaries.

Which Laws Apply

Enerflex does business in many countries around the world and, as a result, is subject to the laws of many jurisdictions and levels of government in those jurisdictions. If a conflict should arise between the applicable laws of different countries where Enerflex does business, or between this Code and any such law or regulation, you are expected to bring the matter to the attention of a member of the Legal Department.

Other Policies and Procedures

Each business unit or subsidiary may issue its own set of policies and procedures which must be consistent with this Code. You should familiarize yourself with these various policies and procedures to the extent they apply to you and your roles as they may provide more detailed guidance or requirements on specific issues that affect your duties. You are required to follow those policies and procedures to the extent they are consistent with this Code.

STANDARDS OF CONDUCT

Compliance

You are expected to conduct Enerflex's business and affairs in accordance with Enerflex's policies and procedures (including this Code), and all applicable laws, rules and regulations, including the local laws, rules and regulations of the countries in which Enerflex operates. You should educate yourself on the laws, rules and regulations that govern your work and seek assistance of the Legal Department when necessary or appropriate.

Conflicts of Interest

You are expected to perform your duties conscientiously, honestly and in the best interests of Enerflex. A conflict of interest occurs when your personal or private interests improperly interfere, or appear to improperly interfere, with the interests of Enerflex. You should avoid conflicts of interest. Taking the following actions, either directly or indirectly through family or people with whom you share a financial or close personal relationship, are some examples of actual or perceived conflicts of interest:

·
placing yourself in a position where any benefit or interest other than your employment could be derived from a transaction with Enerflex;

·
contracting with or rendering services to Enerflex outside of your employment;
·
participating in activities that compete with Enerflex or that interfere or appear to interfere with your duties and responsibilities to Enerflex;

·
appropriating for yourself or others any business opportunity you became aware of through

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your employment or office with Enerflex or in which Enerflex may be interested;

·
conveying material Enerflex information to others or taking material Enerflex information for your own use or benefit; or

·
having a financial or other interest in any entity doing business with or competing against Enerflex (other than an interest of 1% or less in a publicly traded entity).

Actual or perceived conflicts of interest can also arise in the employment context, such as recruiting, promotions, transfers, supervision, and performance management. Examples of conflicts of interests in this context include where an employee has influence over the hiring, promotion, pay, or performance evaluation of a relative, where close personal relationships exist between employees whose positions serve as controls for each other, or where there is a direct reporting relationship between the employees who are related or in a close personal relationship.

Enerflex recognizes that you may have legitimate outside interests. There may also be situations which could be seen as a potential conflict of interest, no matter how innocent your intentions. For that reason, Enerflex requires full disclosure by you of all circumstances that could reasonably be construed as a conflict of interest, including any familial or close personal relationships with another employee, as soon as possible. Full disclosure enables you to resolve unclear situations and gives you an opportunity to dispose of conflicting interests before any difficulty arises. You should seek the advice of your supervisor, manager, or HR and clearly disclose all known conflicts and other situations that create, or appear to create, a conflict of interest. Where necessary, Enerflex may refer an individual situation to the Legal Department to recommend any actions needed to eliminate a conflict of interest.

Outside Employment

Generally speaking, Enerflex does not support outside employment for its full time employees as such activity impacts their effectiveness as employees of Enerflex. However, Enerflex understands that circumstances may arise that cause full time employees to take additional employment. In such instances, full time employees may hold outside jobs or engage in modest self-employment activities on their own time, using their own resources, and in a manner so as not to adversely affect their performance at Enerflex or the corporate interests or public perception of Enerflex. You are prohibited from using Enerflex assets to conduct such activities and carrying on such activities while at work on Enerflex matters.

All outside jobs and self-employment activities for full time employees that could adversely affect your performance at Enerflex or the corporate interests or public perception of Enerflex must be disclosed. Transparency is extremely important – when in doubt, disclose.

Outside Directorships

You must consult with the President & Chief Executive Officer, the Chair of the Nominating and Corporate Governance Committee and the Chair of the Board and obtain prior approval from the Chair of the Board (or in the case of the Chair of the Board, the Chair of the Nominating and Corporate Governance Committee) before agreeing to serve on the board of directors or similar body of a for profit seeking enterprise or government agency. You serving on a board of directors of a not-for-profit organization does not require prior approval, provided such appointment does not pose a conflict of interest with the Corporation in respect of contributions or supply of services.

Non-Profit and Professional Associations

You are encouraged to contribute to your communities through involvement with charitable, community service and professional organizations. However, it is expected that you will only make use of Enerflex’s time or resources for such activities with prior approval of senior management.

From time to time, you may reach positions of leadership in non-profit and professional organizations where you may be viewed as a spokesperson for those organizations. In such situations, you should ensure that you are seen as speaking for those organizations or in your individual capacity, and not as employees or spokespersons of Enerflex, and you should not otherwise associate Enerflex or its customers or suppliers with

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such organizations or causes. For further guidance on Enerflex designated spokespersons, see the section below entitled “Corporate Communications.”

Entertainment, Gifts and Favours

It is an essential element of our business practices that all those who do business with us have access to us on equal terms. You must ensure that you do not accept entertainment, gifts, favours or benefits of any kind that could in any way influence, or appear to have the potential of influencing, business decisions in favour of any particular supplier, contractor, customer or service provider. Similarly, you may not offer entertainment, gifts, favours or benefits of any kind in order to secure preferential treatment for Enerflex.

Notwithstanding the foregoing, entertainment, gifts, favours or benefits may only be accepted or offered if they are consistent with customary business practices and:

·
do not influence or appear to influence how Enerflex or its employees, contractors or agents, carry out their duties;

·
are not cash;
·
are not excessive in value;
·
do not violate any applicable laws; and
·
do not violate this Code, Enerflex’s Anti-Bribery and Anti-Corruption Policy, or other applicable policies of Enerflex.

For additional guidance on such matters, you should refer to Enerflex’s Anti-Bribery and Anti- Corruption Policy.

Corporate Property

You are responsible for protecting Enerflex's assets, including, without limitation, tangible assets, (such as equipment and facilities) and intangible assets (such as corporate opportunities, Intellectual Property (as defined below), trade secrets and business information) from misuse or misappropriation. You must not obtain, use or divert Enerflex property for personal use or benefit except as otherwise permitted by this Code and Enerflex's other policies and procedures or use the names associated with the Enerflex group of companies or its purchasing power to obtain personal benefits. All of Enerflex's assets must be used lawfully in furtherance of Enerflex's corporate objectives.

Anti-Corruption

It is Enerflex’s policy that neither Enerflex nor its employees or directors may pay, offer to pay, authorize or promise to give anything of value, directly or indirectly, to any third party, including any government official, for the purpose of obtaining or securing any improper advantage, contract or concession, causing the person to act or fail to act in violation of a legal duty, or causing the person to abuse or misuse their position. Enerflex may encounter particular pressure to make such payments in countries where extraordinary competition exists for natural gas and oil equipment sales and/or service opportunities. You must be particularly vigilant not to be tempted by assertions that such practices are common or condoned in that country. Note that improper payments to any third party, including a person doing business in the private sector, to influence a decision or obtain a benefit Enerflex is not otherwise entitled to, are a violation of this Code. Examples of situations that may constitute improperly providing things of value to third parties, including government officials, include giving gifts, paying tips or other monetary amounts, making facilitation (or “grease”) payments, providing entertainment, sponsoring travel, and hiring relatives of the third party. For additional guidance on such matters, you should refer to Enerflex’s Anti- Bribery and Anti-Corruption Policy. If you are not certain that any conduct or proposed conduct is appropriate under such policy, you should discuss the matter promptly with the Legal Department.

Sanctions and Trade Compliance

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Enerflex complies with all applicable economic and trade sanctions laws which prohibit or restrict direct or indirect dealings with certain countries, companies and individuals. Enerflex also complies with all trade restriction laws applicable to our global operations, including those that regulate the export, import or transfer of certain controlled products and technology. Enerflex ensures such compliance by exercising appropriate due diligence before entering into transactions with third party customers and suppliers.

Enerflex personnel involved in cross-border or other international transactions are responsible for following all such laws and regulations, as well as related Enerflex policies and procedures. The consequences for violating sanctions and trade control laws can be severe and such laws are complex and frequently change as governments address new socio-political issues around the world. Personnel who are uncertain about the legal requirements associated with a proposed export, re-export or import transaction should discuss the matter promptly with the Legal Department.

For additional guidance on such matters, you should refer to Enerflex’s Global Trade Compliance Policy.

Competition and Anti-Trust Legislation

Enerflex and its employees must comply with all Canadian and other applicable foreign competition and anti-trust legislation. Behavior which is prohibited under such legislation includes activities such as agreements with competitors to allocate markets or customers, price fixing or agreements to control prices, the boycotting of certain suppliers or customers, bid-rigging, misleading advertising, price discrimination, predatory pricing, price maintenance, refusal to deal, exclusive dealing, tied selling, delivered pricing and the abuse of dominant position.

Should you face a situation which may constitute a breach of such legislation or creates any doubt about the correct legal or ethical action, you should seek guidance from your supervisor, senior management or the Legal Department.

Communication Devices, the Use of Search Engines and Artificial Intelligence, and Related Matters

Enerflex’s computers, mobile devices (including but not limited to tablets and smart phones), software, electronic mail and internet systems are provided for business purposes. Incidental personal use is acceptable provided such use does not negatively impact productivity, compromise system capacity or contravene applicable law or any Enerflex policy. Software which is copyrighted must not be copied for use elsewhere. You are prohibited from using such resources for improper or illegal activities such as the communication of defamatory, pornographic, obscene or demeaning material, hate literature, inappropriate blogging, gambling, copyright infringement, harassment or obtaining illegal software or files.

You are permitted to use internet search engines (such as Google) and third-party generative Artificial Intelligence ("AI") services (such as ChatGPT) provided that no company or third-party proprietary or confidential information, personally identifiable information, or any customer or third-party data are used as inputs into any such search engine or AI tool or service. Further, given the potential unreliability of internet search engines and AI, Enerflex personnel are cautioned to only use these tools as a starting point. The results of any AI services or any output from any search engine should be independently confirmed and, where appropriate, subject matter experts should be consulted to confirm any facts or information these services generate.

User identification and passwords are provided for authorized access to Enerflex’s computing resources. You must guard your identification and password closely and not divulge it to anyone for any reason. Requests from anyone, including Information Technology staff, for your password should be denied. You should change your password regularly. You are responsible for the consequences of any and all system accesses that result from the use of your identification and password.

Enerflex reserves the right to acquaint itself with any content exchanged, stored or processed on Enerflex property or using Enerflex systems. These communications may also be subject to disclosure to law enforcement or government officials. You acknowledge that Enerflex may occasionally monitor your email and

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social media use to ensure compliance with the foregoing. You waive any privacy right that you may have to any information that is exchanged, stored or processed on Enerflex property or using Enerflex systems to the extent permissible by applicable laws.

Please see the Social Media & Digital Media Policy and the Employee Privacy Policy for further details.

Proprietary and Confidential Information

You must safeguard from unprotected access or disclosure all Enerflex confidential information (being information in both oral and written format which relates to the business of Enerflex, which includes but is not limited to documents, drawings, designs, plans, specifications, instructions, data, manuals, information stored on electronic media such as computer disks or drives, computer programs, and the data stored electronically, security code numbers, financial, marketing and strategic information, product pricing and customer and supplier information, that is not in the public domain and that Enerflex discloses to you or you otherwise learn or ascertain or come into possession of in any manner as a result of, or in relation to, your service with Enerflex).

During your service with Enerflex, you must use Enerflex confidential information only for the purposes of such service and you must not disclose any Enerflex confidential information, to any person or entity, except (i) when necessary to do so in the course of business, (ii) with the written authorization of a member of senior management or (iii) as may be required by law. After the termination of your service with Enerflex for any reason, you may not use or disclose Enerflex confidential information to any person or entity at any time, except as may be required by law. You must return or destroy all Enerflex confidential information in your possession forthwith upon the termination of your service with Enerflex, and delete all such information from any personal device.

You agree that all intellectual property discovered, conceived or developed by you, directly or indirectly, as the result of, in connection with or related to your employment with Enerflex and including, but not limited to, any and all inventions, copyrightable works, discoveries, innovations, data, know-how or other developments including reports, solutions and interpretations made (collectively “Intellectual Property”) and any rights associated with such intellectual property such as copyright and patent, are “works for hire” and are the sole property of Enerflex. You agree to disclose in writing, hold in trust and assign to Enerflex without compensation any Intellectual Property and related rights that you create during the course of your employment with Enerflex. Details of these and other requirements regarding Enerflex and non-public information can be found in Enerflex's Corporate Disclosure Policy and Insider Trading Policy. You must also comply with all of Enerflex's policies regarding privacy protection, including the Employee Privacy Policy, the External Privacy Policy, with the Website Privacy Statement appearing on the Enerflex website (www.enerflex.com), and with any applicable privacy policy established by an Enerflex subsidiary for a particular country or countries.

Corporate Communications

Enerflex designates a limited number of spokespersons responsible for communication with the media, investors and analysts. The President & Chief Executive Officer and the Senior Vice President & Chief Financial Officer are the official spokespersons for the Corporation. Individuals holding these offices may, from time to time, designate others within the Corporation to speak on its behalf as back-up spokespersons or to respond to specific inquiries from the investment community or the media.

If you are not an authorized spokesperson, you must not respond under any circumstances to inquiries from the investment community, the media or other external requests for information unless specifically asked to do so by an authorized spokesperson. All such inquiries must be referred to the authorized spokespersons. Please see the Corporate Disclosure Policy for further details.

Insider Trading

"Material Information" is any information relating to the business and affairs of Enerflex that results in, or would reasonably be expected to result in, a significant change in the market price or value of any of the Corporation’s

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securities, and includes any information that a reasonable investor would consider important in making an investment decision.

It is a breach of securities laws and this Code for you to be in possession of Material Information and to trade or tip others to trade in the securities of Enerflex or the securities of any entity that is party to any undisclosed transaction with Enerflex.

Please refer to Enerflex’s Corporate Disclosure Policy and Insider Trading Policy prior to trading in, or providing anyone else with information to trade in, the securities of Enerflex. Any questions regarding such policies, what constitutes “Material Information" or insider trading generally should be directed to the Legal Department.

Health, Safety and Environment

Enerflex is committed to establishing and maintaining safe and healthy working conditions and conducting its operations in accordance with applicable laws, regulations and standards. Fulfilling these commitments is the responsibility of all directors and employees, including you. While performing duties on behalf of Enerflex, you are expected to observe the health and safety policies and practices applicable to our business and regions and report all incidents in accordance with Enerflex policies. All employees have the responsibility to assess their worksite to identify existing and potential hazards before work begins and to apply controls to eliminate or mitigate any hazard. You are also expected to handle and use all materials having a potential to adversely impact the environment safely and in accordance with applicable laws, and to report all incidents involving such materials in accordance with Enerflex’s policies.

Human Rights and Respectful Workplace

Enerflex is committed to conducting all its affairs with fairness and providing a safe and respectful work environment that is free from harassment, discrimination and violence, where all individuals are treated with dignity and respect. Enerflex will not tolerate any violence, harassment or discrimination on any ground protected by applicable law. You are expected to immediately report any harassing, discriminatory or violent conduct of which you are aware so that it may be properly addressed. For additional guidance, refer to the Respectful Workplace Policy.

Business and Accounting Practices

All Enerflex payments and other transactions must be properly authorized and be accurately and completely recorded in Enerflex’s books and records in accordance with generally accepted accounting principles and established corporate accounting policies. Information must always be reported accurately and honestly. No false, incomplete or misleading entries or records should be created, including expense reports. No undisclosed or unrecorded corporate funds should be established for any purpose, nor should Enerflex funds be placed in any personal or non- corporate account. Financial statements and other related disclosure documents are to represent full and fair reporting of Enerflex’s financial condition, results of operation and material business affairs. Internal accounting controls must be followed. Complaints or concerns regarding accounting, internal accounting controls or auditing matters should be provided to Enerflex’s compliance hotline, pursuant to Enerflex’s Whistleblower Policy.

Anti Money Laundering

Money laundering is the process of hiding illegal funds or making those funds appear legitimate. Laundered funds can then be used to support crime and terrorism around the globe. Enerflex is committed to complying with all anti-money laundering laws in the countries where it operates and will not knowingly assist or do business with anyone involved in money laundering or any other form of financial corruption. Enerflex will only conduct business with reputable customers that are involved in legitimate business activities who utilize funds from valid sources.

Enerflex personnel must be alert for offers from customers to make cash payments, unusual payment sources or methods, or any irregularity in the way payments are made to Enerflex. Enerflex should not enter into any contracts or transactions with customers, suppliers or other third parties until appropriate due diligence,

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including as required by the Enerflex Global Trade Compliance Policy and the Enerflex Anti-Bribery and Anti-Corruption Policy is complete. Any Enerflex personnel who sees any irregularities related to customers or payments should immediately report their concerns to their manager or a member of the Legal Department.

Corporate Donations

From time to time, Enerflex provides support to community and charitable organizations through its corporate donations program. The Board approves the annual budget for corporate donations and the President of each region of the Corporation, along with the regional Donations Committee, considers and must approve requests for financial or material assistance from community and charitable organizations. Except as authorized by the regional President, you are not authorized to donate Enerflex funds or materials to any organizations. See the Donations Policy for further guidance.

All such donations must comply with Enerflex's Anti-Bribery and Anti-Corruption Policy. If you are not certain whether any conduct or proposed conduct is appropriate under such policy, you should discuss the matter promptly with the Legal Department.

Political Participation

Enerflex is politically neutral. It will not align itself with any political party nor does it make contributions to political parties or candidates for political office.

If you engage in political activities, you must take care to separate those activities from your association with Enerflex.

COMPLIANCE WITH THE CODE

Written Acknowledgements

If you are an employee or independent contractor providing services to Enerflex, you must sign an acknowledgment upon the commencement of your employment or engagement with Enerflex, when requested by an authorized officer (including in the case of material revisions) and at least once every 24 months confirming, in each case, that you have read and understand this Code and have neither breached nor are aware of any breach of this Code or, in the case of a breach or potential breach, have disclosed the particulars of such breach in accordance with this Code.

If you are a director or officer of Enerflex or a member of Enerflex’s executive, management or supervisory teams, you must sign an acknowledgment upon taking office with Enerflex, when requested by the Board of Directors of Enerflex (including in the case of material revisions) and at least annually confirming, in each case, that you have read and understand this Code and have neither breached nor are aware of any breach of this Code or, in the case of a breach or potential breach, have disclosed the particulars of such breach in accordance with this Code.

During this process, you will have the opportunity to discuss with your supervisor, the Human Resources Department or the Legal Department, any circumstances that may have arisen which could be a conflict of interest or cause concern with regard to any other part of this Code.

Monitoring and Governance of the Code

The Board of Directors of Enerflex will monitor compliance with the Code. The Senior Vice President & General Counsel (or his/her designate) will provide the Board with an annual report on compliance with this Code and any waivers granted under this Code. Waivers generally may be granted only by the President & Chief Executive Officer, the Senior Vice President & Chief Financial Officer or the Senior Vice President & General Counsel. Only the Board of Directors of Enerflex, or a sub-committee designated by such Board, may grant waivers under this Code in cases involving directors or officers of the Corporation or its subsidiaries.

Reporting Violations and Where to Seek Clarification

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Any violations of this Code or other Enerflex policies must be reported as soon as possible. Reports, discussions or inquiries will be kept in strict confidence to the extent appropriate or permitted by policy or law. Requests to remain anonymous will be respected in accordance with applicable laws.

In most cases, if you have questions, need guidance or have grounds to believe that a provision of this Code or other Enerflex policies have been breached, you are expected to speak with your immediate supervisor or manager. Generally, the immediate supervisor should be able to resolve the issue rapidly. Working with senior management and/or the Legal Department as appropriate, they may provide you with more detailed guidelines, direct you to the relevant corporate policy, or obtain a ruling or clarification from one of the appropriate authorities.

If for some reason you are unwilling to seek clarification or report irregularities to your immediate supervisor or manager, or if you report a violation and it is not resolved, you may contact Enerflex’s Senior Vice President & General Counsel, Associate General Counsel & Corporate Secretary or the Human Resources Department directly. Enerflex employees, customers, suppliers, partners and other third parties are expected to raise concerns with Enerflex directly.

Alternatively, Enerflex employees, customers, suppliers, partners and other third parties can report their concerns anonymously through a secured reporting saystem offered and managed by an independent third party. Details on how to access the Enerflex compliance hotline are as follows:

1. Call 1.866.296.8654 (North America) or (001)770.659.9018 (International) to leave a digitally altered voice message; or

2. Visit www.whistleblowerservices.com/ener/ for a secure online reporting form.

Disciplinary Measures

Your strict adherence to this Code and all other Enerflex policies is mandatory. Failure to comply may result in disciplinary action up to and including termination. In interpreting this Code, the spirit, as well as the literal meaning of the language must be observed. No retaliatory action will be taken against you for providing good faith information, either internally or to a government authority, or for participating in any proceeding concerning alleged violations of any laws or policies. Disciplinary measures may be taken against you if you participated in a prohibited activity, even if you reported it.

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